Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

THIRD QUARTER 2017 EARNINGS PRESENTATION FORWARD-LOOKING STATEMENTS 2 Statements made in this presentation that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties. This list of factors is not all-inclusive because it is not possible to predict all factors. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIRD QUARTER 2017 EARNINGS PRESENTATION ADJUSTED EPS NON-GAAP FINANCIAL MEASURES 3 In addition to earnings (loss) available for common shareholders and diluted earnings (loss) per common share, Great Plains Energy's management uses adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) to evaluate earnings and earnings per share without the impact of the anticipated merger with Westar Energy. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) exclude certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger and the previous plan to acquire Westar Energy. This information is intended to enhance an investor's overall understanding of results. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are used internally to measure performance against budget and in reports for management and the Board of Directors of Great Plains Energy. Adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) are financial measures that are not calculated in accordance with GAAP and may not be comparable to other companies’ presentations or more useful than the GAAP information provided everywhere in this presentation. Great Plains Energy provides its earnings guidance based on a non-GAAP measure and does not provide the most directly comparable GAAP measure or a reconciliation to the most directly comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, including certain costs, expenses, gains, losses and the per share dilutive effect of equity issuances resulting from the anticipated merger and the previous plan to acquire Westar Energy that are reflected in Great Plains Energy’s reconciliation of historic adjusted earnings (non-GAAP) and adjusted earnings per share (non-GAAP) numbers found in the appendix, the amounts of which, could be significant.

THIRD QUARTER 2017 EARNINGS PRESENTATION AGENDA TOPICS FOR TODAY’S DISCUSSION 4 BUSINESS UPDATE Great Plains Energy and Westar Energy Merger Update Regulatory Priorities Update on Strategic Plan FINANCIAL UPDATE Third Quarter and Year to Date 2017 Results

Business update Terry Bassham Chairman, President and CEO THIRD QUARTER 2017 EARNINGS PRESENTATION

# MERGER ON TRACK TO CLOSE IN FIRST HALF OF 2018

**Driving Value for Shareholders, Customers and Communities**

- Transaction structure directly responsive to regulatory concerns
- Shareholder Returns: Significantly accretive to both Great Plains Energy and Westar Energy with top-quartile shareholder returns
- Customer Benefits: Unique combination provides significant cost savings; better ability to earn allowed returns in all jurisdictions
- Community Commitment: No involuntary layoffs; strong workforce across combined operations; operating HQ in Topeka and Kansas City; corporate HQ in Kansas City
- Enhanced Financial Flexibility: Strong credit profile and balance sheet for targeted investment in attractive renewables and transmission and expected post-close equity rebalance through share repurchases over time

| Stakeholder | Filing Timing | Approval Anticipated |
|---|---|---|
| Great Plains Energy and Westar Energy shareholders | √ | Nov. 21, 2017 |
| KCC | √ | 2Q18 |
| MPSC | √ | 2Q18 |
| FERC | √ | 1Q18-2Q18 |
| NRC | √ | 1Q18-2Q18 |
| U.S. DOJ/FTC (Hart-Scott-Rodino) | 4Q17 | 4Q17 – 1Q18 |
| FCC | 1Q18-2Q18 | 1Q18-2Q18 |

**Continue to Work with Key Stakeholders Toward Goal of Concluding Earlier than 300 Day Kansas Calendar**

GREAT PLAINS ENERGY THIRD QUARTER 2017 EARNINGS PRESENTATION 6

OUR REGULATORY PRIORITIES THIRD QUARTER 2017 EARNINGS PRESENTATION Focused on optimizing capital allocation to earn our allowed return in all jurisdictions and deliver attractive risk-adjusted returns Approval of merger with Westar Energy File rate applications in all jurisdictions in early 2018 for recovery of infrastructure investments Committed to work toward comprehensive regulatory reform in Missouri and expect to pursue legislation next year Regulatory and Legislative Calendar 4Q17 1Q18 2Q18 3Q18 4Q18 Anticipated Merger Approval KCP&L and GMO General Rate Cases Missouri Legislative Session

STRATEGIC PRIORITIES FOR VALUE CREATION 8 Continue to promote the economic strength of the region, enhance the value we deliver to customers and deliver competitive shareholder returns BEST-IN-CLASS OPERATIONS IN A GROWING SERVICE TERRITORY CUSTOMER ENGAGEMENT TARGETED INVESTMENTS Disciplined execution to deliver reliable and low cost power Focused on earning our allowed return by actively managing regulatory lag Proactive economic development Transition toward sustainable energy portfolio Responsive to changing customer expectations Technology investments that facilitate more informed customer interaction Comprehensive suite of energy-related products and services Capital allocation strategy balancing growth opportunities, dividends and return of capital Utility rate base investment National transmission opportunities Share repurchases following closing of the merger with Westar Energy Growing dividend supports top-tier shareholder returns THIRD QUARTER 2017 EARNINGS PRESENTATION

Financial update Kevin Bryant SVP Finance and Strategy and CFO THIRD QUARTER 2017 EARNINGS PRESENTATION

THIRD QUARTER AND YEAR TO DATE RESULTS 2017 VS. 2016 Adjusted EPS (Non-GAAP)2 1 1 3Q YTD1 Weather (0.14) (0.23) Weather-normalized demand 0.05 0.12 New retail rates 0.04 0.05 MEEIA throughput disincentive 0.02 (0.02) Other margin items 0.03 0.02 Other O&M 0.02 0.02 Depreciation & amortization (0.02) (0.08) Other 0.05 0.01 Total $0.05 $(0.11) Adjusted EPS (Non-GAAP) 2017 Compared to 20162 THIRD QUARTER 2017 EARNINGS PRESENTATION As of September 30 A reconciliation of adjusted EPS (non-GAAP) to GAAP EPS can be found in the appendix GAAP results: 3Q 2017 earnings of $0.02 per share vs. $0.86 in prior year YTD 20171 loss of $0.20 per share vs. earnings of $1.23 in prior year The primary drivers for the decrease in 3Q 2017 and YTD 20171 vs. prior year include $0.89 per share and $1.32 per share of additional costs to achieve the anticipated merger with Westar Energy, respectively, as well as drivers below

SERVING A GROWING REGION YTD August 31 Housing Permits1 Jobs numbers are up: 74 consecutive months of job growth through August 2017 Unemployment numbers are down: Unemployment rate of 4.4% in August 2017 compared with 4.7% in 2016 Employment Figures THIRD QUARTER 2017 EARNINGS PRESENTATION The third quarter 2017 marks 26 consecutive quarters of residential customer growth in our service territory For the 12-months ended September 30, 2017, improving residential real estate and labor market led to customer growth of 1.2% in our service territory Economic climate in the Kansas City region remains favorable +7% Single family housing permits

APPENDIX THIRD QUARTER 2017 EARNINGS PRESENTATION

RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) THIRD QUARTER 2017 EARNINGS PRESENTATION

RECONCILIATION OF EARNINGS AND EARNINGS PER SHARE TO ADJUSTED EARNINGS AND EARNINGS PER SHARE (NON-GAAP) GREAT PLAINS ENERGY (UNAUDITED) THIRD QUARTER 2017 EARNINGS PRESENTATION

WEATHER-NORMALIZED DEMAND TRENDS 12-MONTHS ENDED SEPTEMBER 30, 2017 THIRD QUARTER 2017 EARNINGS PRESENTATION For the 12-months ended September 30, 2017: Customer growth of 1.2% Weather-normalized sales net of estimated 0.8% impact from our energy efficiency programs Weather-Normalized Retail Sales Growth

STRENGTHENED CREDIT PROFILE Merger of equals structure with no merger-related debt results in a strengthened credit profile and positive rating agency action Moody’s upgraded Great Plains Energy to Baa2 from Baa3 with stable outlook S&P affirmed senior unsecured debt ratings of BBB and BBB+ for Great Plains Energy and its utility subsidiaries, respectively, and revised outlook to positive for Great Plains Energy and its utility subsidiaries Completed unwind of acquisition financing following MOE announcement, with total cost of approximately $150 million Expect to repurchase ~60 million shares (~22% of pro forma shares outstanding) over time in the first two years after closing of merger Unwind of Great Plains Energy Debt and Equity Financing Debt Security Equity Security $4.3 billion Senior Unsecured Notes OMERS Mandatory Convertible Preferred Purchase Agreement Remaining Bridge Commitment Public Mandatory Convertible Preferred Stock THIRD QUARTER 2017 EARNINGS PRESENTATION

DEBT PROFILE AND CREDIT RATINGS THIRD QUARTER 2017 EARNINGS PRESENTATION Great Plains Energy Debt at September 30, 2017 Long-Term Debt Maturities5 Current Credit Ratings Debt ($ in millions) KCP&L GMO1 GPE Consolidated Amount Rate2 Amount Rate2 Amount Rate2 Amount Rate2 Short-term debt $202.0 1.78% $240.9 1.58% $0.0 $442.9 1.67% Long-term debt3 2,581.7 4.86% 443.3 5.02% 638.1 5.05% 3,663.1 4.91% Total $2,783.7 4.64% $684.2 3.81% $638.1 5.05% $4,106.0 4.57%4 Moody’s Standard & Poors Great Plains Energy Outlook Stable Positive Corporate Credit Rating – BBB+ Senior Unsecured Debt Baa2 BBB KCP&L Outlook Stable Positive Senior Secured Debt A2 A Senior Unsecured Debt Baa1 BBB+ Commercial Paper P–2 A–2 GMO Outlook Stable Positive Senior Unsecured Debt Baa2 BBB+ Commercial Paper P–2 A–2 1Great Plains Energy guarantees approximately 40% of GMO’s debt; 2Weighted Average Rates–excludes premium/discounts and other amortizations; 3Includes current maturities of long-term debt; 4Secured debt=$679.1M (17%), Unsecured debt=$3,426.9M (83%); 5Includes long-term debt maturities through December 31, 2027. Excludes 2017 maturities that have already occurred.

ADDITIONAL INFORMATION Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy mailed the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or about October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS. Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227. Participants in Proxy Solicitation Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above. THIRD QUARTER 2017 EARNINGS PRESENTATION

INVESTOR RELATIONS INFORMATION Lori Wright Vice President – Corporate Planning, Investor Relations and Treasurer (816) 556-2506 lori.wright@kcpl.com Calvin Girard Senior Manager, Investor Relations (816) 654-1777 calvin.girard@kcpl.com NYSE: Great plains energy (GXP) THIRD QUARTER 2017 EARNINGS PRESENTATION